UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated April 27, 2007 regarding a notice of call for a shareholder resolution at the ordinary general meeting of shareholders regarding repurchase of shares.
2	Press release dated April 27, 2007 announcing the company’s termination of PHS service.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 27, 2007	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

Notice of Call for a Shareholder Resolution

at the Ordinary General Meeting of Shareholders Regarding Repurchase of Shares

(Under Article 156 of the Company Law)

TOKYO, JAPAN, April 27, 2007 — NTT DoCoMo, Inc. announced today that its board of directors decided to call for a resolution of its shareholders at the 16th annual general meeting of its shareholders scheduled on June 19, 2007 regarding the repurchase of its own shares.

1.	Reason for share repurchase

To improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

2.	Details of share repurchase

(1) Class of shares: Common stock

(2) Number of shares to be repurchased: 1,000,000 shares (maximum)

(3) Aggregate price of shares to be repurchased: 200 billion yen (maximum)

(4) Period for share repurchase: one year from the day after the conclusion of the 16th annual ordinary general meeting

(Note)

The above repurchase of shares is subject to the approval of DoCoMo’s shareholders at the 16th annual ordinary general meeting to be held on June 19, 2007.

For more information, please contact:

Masanori Goto

Senior Director

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 52 million customers, including 35 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

NTT DoCoMo Announces Termination of PHS Services

TOKYO, JAPAN, April 27, 2007 — NTT DoCoMo, Inc. and its eight regional subsidiaries today announced that they will terminate Personal Handyphone System (PHS) mobile phone services on January 7, 2008.

DoCoMo, having previously announced in January 2006 that PHS services would be discontinued sometime around October–December 2007, has been contacting current PHS subscribers to inform them of details and related information about the termination and to introduce alternative services, such as DoCoMo’s 3G FOMA™, via regular mail and other means. The company is also examining a possible subscriber transition to WILLCOM, Inc., which provides its own PHS services.

As part of the change, DoCoMo is also preparing to launch sometime during or after October 2007 a new flat-rate packet-data service for connecting laptops to the Internet via FOMA phones. The service, which will replace the @FreeDTM flat-rate Internet-access service via PHS, will be a maximum 64Kbps service costing ¥4,200 (tax included) monthly. The service requires a FOMA handset or data card compatible with High-Speed Downlink Packet Access (HSDPA), and separate subscription to an ISP, such as DoCoMo’s mopera U™.

For further information, please contact:

Masanori Goto or Masaki Okamura

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 52 million customers, including 35 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA @FreeD and mopera U are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.